TSMC Reports First Quarter EPS of NT$22.08

HSINCHU, Taiwan, R.O.C., Apr. 16, 2026 -- TSMC (TWSE: 2330, NYSE: TSM) today announced consolidated revenue of NT$1,134.10 billion, net income of NT$572.48 billion, and diluted earnings per share of NT$22.08 (US$3.49 per ADR unit) for the first quarter ended March 31, 2026.

Year-over-year, first quarter revenue increased 35.1%, while net income and diluted EPS both increased 58.3%. Compared to fourth quarter 2025, first quarter results represented an 8.4% increase in revenue and a 13.2% increase in net income. All figures were prepared in accordance with TIFRS on a consolidated basis.

In US dollars, first quarter revenue was $35.90 billion, which increased 40.6% year-over-year and increased 6.4% from the previous quarter.

Gross margin for the quarter was 66.2%, operating margin was 58.1%, and net profit margin was 50.5%.

In the first quarter, shipments of 3-nanometer accounted for 25% of total wafer revenue; 5-nanometer accounted for 36%; 7-nanometer accounted for 13%. Advanced technologies, defined as 7-nanometer and more advanced technologies, accounted for 74% of total wafer revenue.

“Our business in the first quarter was supported by strong demand for our leading-edge process technologies,” said Wendell Huang, Senior VP and Chief Financial Officer of TSMC. “Moving into second quarter 2026, we expect our business to be supported by continued strong demand for our leading-edge process technologies.”

Based on the Company’s current business outlook, management expects the overall performance for second quarter 2026 to be as follows:

•Revenue is expected to be between US$39.0 billion and US$40.2 billion;

And, based on the exchange rate assumption of 1 US dollar to 31.7 NT dollars,

•Gross profit margin is expected to be between 65.5% and 67.5%;
•Operating profit margin is expected to be between 56.5% and 58.5%.

TSMC’s 2026 first quarter consolidated results:
(Unit: NT$ million, except for EPS)

	1Q26 Amount[a]	1Q25 Amount	YoY Inc. (Dec.) %	4Q25 Amount	QoQ Inc. (Dec.) %
Net sales	1,134,103	839,254	35.1	1,046,090	8.4
Gross profit	751,295	493,395	52.3	651,987	15.2
Income from operations	658,966	407,081	61.9	564,903	16.7
Income before tax	687,800	430,895	59.6	592,363	16.1
Net income	572,480	361,564	58.3	505,744	13.2
EPS (NT$)	22.08[b]	13.94[c]	58.3	19.50[b]	13.2
a: 1Q2026 figures have not been approved by Board of Directors
b: Based on 25,931 million weighted average outstanding shares
c: Based on 25,929 million weighted average outstanding shares

About TSMC
TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s leading dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 305 distinct process technologies, and manufactured 12,682 products for 534 customers in 2025 by providing the broadest range of advanced, specialty and advanced packaging technology services. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.

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TSMC Spokesperson: Wendell Huang Senior Vice President and CFO	Media Contacts: Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.712-5036 Mobile: 886-988-239-163 E-Mail: press@tsmc.com	Ulric Kelly Public Relations Tel: 886-3-563-6688 ext.712-6541 Mobile: 886-978-111-503 E-Mail: press@tsmc.com